SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Force Protection, Inc.

(Name of Subject Company (Issuer)

Falcon Acquisition Corp.

a wholly owned subsidiary of

General Dynamics Corporation

(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

345203202

(CUSIP Number of Class of Securities)

Gregory S. Gallopoulos, Esq.

Senior Vice President, General Counsel and Secretary

General Dynamics Corporation

2941 Fairview Park Drive, Suite 100

Falls Church, Virginia 22042-4513

(703) 876-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joseph P. Gromacki, Esq.

Brian R. Boch, Esq.

Jeffrey R. Shuman, Esq.

Jenner & Block LLP

353 N. Clark Street

Chicago, Illinois 60654-3456

(312) 222-9350

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Falcon Acquisition Corp., a Nevada corporation (the “Purchaser”) and a wholly owned subsidiary of General Dynamics Corporation, a Delaware corporation (“General Dynamics”), for all of the outstanding common stock of Force Protection, Inc., a Nevada corporation (“Force Protection”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of November 7, 2011, among the General Dynamics, the Purchaser and Force Protection.

Notice to Investors

The tender offer described in this communication has not yet commenced. This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Force Protection stock. At the time the tender offer is commenced, Falcon Acquisition Corp., a wholly-owned subsidiary of General Dynamics, will file a tender offer statement and related exhibits with the U.S. Securities and Exchange Commission (the “SEC”) and Force Protection will file a solicitation/recommendation statement with respect to the tender offer. Investors and stockholders of Force Protection are strongly advised to read the tender offer statement (including the related exhibits) and the solicitation/recommendation statement, as they may be amended from time to time, when they become available, because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. The tender offer statement (including the related exhibits) and the solicitation/recommendation statement will be available at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement and other documents that the wholly-owned subsidiary of General Dynamics files with the SEC will be made available to all stockholders of Force Protection free of charge at www.generaldynamics.com. The solicitation/recommendation statement and the other documents filed by Force Protection with the SEC will be made available to all stockholders of Force Protection free of charge at www.forceprotection.net.

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(A)	Press Release issued by General Dynamics, dated November 7, 2011